Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of OceanTech Acquisitions I Corp. (the “Company”) on Amendment No. 1 to Form S-1 (File No. 333-255151) of our report dated March 5, 2021, except for Note 7 and the second paragraph of Note 9, as to which the date is April 27, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of OceanTech Acquisitions I Corp. as of February 19, 2021 and for the period from February 3, 2021 (inception) through February 19, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Hartford, CT

April 27, 2021